Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 December 2021

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the fourth quarter of 2021 is set out in Appendices A and B.

(2) Copies of ADB’s regular quarterly financial statements:

ADB’s financial statements for the quarter ended 31 December 2021 have not been approved by the ADB’s Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendments of any exhibits previously filed with the Commission.

(4) Copies of the Global Borrowing Authorization for 2022 and the Global Authorization for Swap Transactions in 2022 are set out in Appendices C and D.

ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

SUMMARY OF NEW BORROWINGS
FOR THE FOURTH QUARTER 2021

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1116_AUDM0019_05_1	24-Nov-21	14-Oct-26	AUD100mn 3.00% Notes due 14 October 2026	AUD	100,000,000.00
1622_GMTN1331_00_2	21-Oct-21	21-Oct-31	AUD30mn 1.80% Notes due 21 Oct 2031	AUD	30,000,000.00
			AUD TOTAL		**130,000,000.00**
1625_RNP_00	25-Nov-21	25-Nov-26	Asian Development Bank 2021 Renminbi Bonds (Series 2) (Bond Connect)	CNY	1,000,000,000.00
			CNY TOTAL		**1,000,000,000.00**
1239_GMTN0965_06_1	14-Oct-21	15-Dec-23	GBP100mn 1.375% Notes due 15 December 2023	GBP	100,000,000.00
			GBP TOTAL		**100,000,000.00**
1623_GMTN1332_00_2	15-Nov-21	15-Nov-23	HKD200mn 0.45% Notes due 15 November 2023	HKD	200,000,000.00
1624_GMTN1333_00_2	29-Nov-21	29-Nov-23	HKD100mn 0.51% Notes due 29 November 2023	HKD	100,000,000.00
1627_GMTN1335_00_2	13-Dec-21	13-Dec-23	HKD300mn 0.58% Notes due 13 December 2023	HKD	300,000,000.00
1628_GMTN1336_00_2	14-Dec-21	14-Dec-23	HKD300mn 0.60% Notes due 14 December 2023	HKD	300,000,000.00
1629_GMTN1337_00_2	20-Dec-21	20-Dec-22	HKD115mn 0.00% Notes due 20 December 2022	HKD	115,000,000.00
			HKD TOTAL		**1,015,000,000.00**
1605_GMTN1314_01_2	2-Nov-21	18-Aug-24	UAH325mn 10.00% Notes due 18 August 2024 payable in United States dollars	UAH	325,000,000.00
			UAH TOTAL		**325,000,000.00**
1582_GMTN1293_03_2	7-Oct-21	16-Jun-26	USD100mn Floating Rate Notes due 16 June 2026	USD	100,000,000.00
1582_GMTN1293_04_2	13-Oct-21	16-Jun-26	USD100mn Floating Rate Notes due 16 June 2026	USD	100,000,000.00
1621_GMTN1330_00_1	6-Oct-21	8-Oct-24	USD3.0bn 0.625% Global Notes due 8 October 2024	USD	3,000,000,000.00
			USD TOTAL		**3,200,000,000.00**
1619_GMTN1328_00_2	4-Oct-21	4-Apr-22	ZAR250mn 4.84% Notes due 4 April 2022	ZAR	250,000,000.00
1620_GMTN1329_00_2	5-Oct-21	5-Oct-22	ZAR750mn 5.10% Notes due 5 October 2022	ZAR	750,000,000.00
1626_GMTN1334_00_2	6-Dec-21	6-Jun-22	ZAR750mn 5.00% Notes due 6 June 2022	ZAR	750,000,000.00
			ZAR TOTAL		**1,750,000,000.00**

SUMMARY OF REDEMPTIONS
FOR THE FOURTH QUARTER 2021

CCY SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
GBP					
GBP 1379_GMTN1098_00_2	15-Nov-21	15-Nov-21	GBP200mn Floating Rate Notes due 15 November 2021	0.00	200,000,000.00
			GBP - TOTAL	**0.00**	**200,000,000.00**
GHS					
GHS 1467_GMTN1184_00_2	1-Nov-21	1-Nov-21	GHS100mn 15% Notes due 1 November 2021 payable in United States dollars	0.00	100,000,000.00
			GHS - TOTAL	**0.00**	**100,000,000.00**
HKD					
HKD 1474_GMTN1193_00_2	17-Nov-21	17-Nov-21	HKD300mn 0.035% Notes due 17 November 2021	0.00	300,000,000.00
HKD 1494_GMTN1208_00_2	17-Dec-21	17-Dec-21	HKD100mn 0.025% Notes due 17 December 2021	0.00	100,000,000.00
HKD 1495_GMTN1211_00_2	22-Dec-21	22-Dec-21	HKD100mn 0.02% Notes 22 December 2021	0.00	100,000,000.00
			HKD - TOTAL	**0.00**	**500,000,000.00**
JPY					
JPY 1487_GMTN1203_00_2	26-May-22	26-Nov-21	JPY2.412bn 1.30% Callable Dual Currency Notes due 26 May 2022	2,412,000,000.00 [a]	0.00
JPY 0228_GMTN0006_00_2	1-Oct-21	1-Oct-21	JPY1bn 2.63% Reverse Dual Currency Notes due 1 October 2021	0.00	1,000,000,000.00
			JPY - TOTAL	**2,412,000,000.00**	**1,000,000,000.00**
KZT					
KZT 1480_GMTN1187_00_1	22-Oct-22	22-Oct-21	KZT3.876bn 10.12% Amortizing Notes due 22 October 2022	88,942,839.75 [b]	0.00
			KZT - TOTAL	**88,942,839.75**	**0.00**
MNT					
MNT 1425_GMTN1143_00_1	24-Apr-25	25-Oct-21	MNT21bn 10.10% Amortizing Notes due 24 April 2025 payable in United States dollars	2,625,000,000.00 [b]	0.00
			MNT - TOTAL	**2,625,000,000.00**	**0.00**
MXN					
MXN 1303_GMTN1028_00_2	3-Dec-21	3-Dec-21	MXN84mn 7.56% Notes due 3 December 2021	0.00	84,000,000.00
			MXN- TOTAL	**0.00**	**84,000,000.00**
TRY					
TRY 1457_GMTN1174_00_2	4-Oct-21	4-Oct-21	TRY250mn 17.50% Notes due 4 October 2021	0.00	250,000,000.00
TRY 1464_GMTN1181_00_2	20-Oct-21	20-Oct-21	TRY250mn 14.50% Notes due 20 October 2021	0.00	250,000,000.00
TRY 1486_GMTN1201_00_2	26-Nov-21	26-Nov-21	TRY300mn 12.50% Notes due 26 November 2021	0.00	300,000,000.00
			TRY - TOTAL	**0.00**	**800,000,000.00**
UAH					
UAH 1465_GMTN1182_00_2	21-Oct-21	21-Oct-21	UAH300mn 10.0% Notes due 21 October 2021 payable in United States dollars	0.00	300,000,000.00
			UAH - TOTAL	**0.00**	**300,000,000.00**
USD					
USD 1055_GMTN0795_00_1	24-Nov-21	24-Nov-21	USD1bn 2.125 per cent. Global Notes due 24 November 2021	0.00	1,000,000,000.00
USD 1057_GMTN0797_00_2	15-Dec-21	15-Dec-21	USD300mn Floating Rate Notes due 15 December 2021	0.00	300,000,000.00
USD 1057_GMTN0797_01_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1159_GMTN0892_00_2	10-Nov-21	10-Nov-21	USD20mn Floating Rate Notes due 10 November 2021	0.00	20,000,000.00
USD 1057_GMTN0797_02_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1057_GMTN0797_03_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1057_GMTN0797_04_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1057_GMTN0797_05_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1057_GMTN0797_06_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1057_GMTN0797_07_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1057_GMTN0797_08_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1057_GMTN0797_09_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1057_GMTN0797_10_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1057_GMTN0797_11_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1057_GMTN0797_12_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1057_GMTN0797_13_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1057_GMTN0797_14_2	15-Dec-21	15-Dec-21	USD150mn Floating Rate Notes due 15 December 2021	0.00	150,000,000.00
USD 1057_GMTN0797_15_2	15-Dec-21	15-Dec-21	USD50mn Floating Rate Notes due 15 December 2021	0.00	50,000,000.00
USD 1057_GMTN0797_16_2	15-Dec-21	15-Dec-21	USD75mn Floating Rate Notes due 15 December 2021	0.00	75,000,000.00
USD 1057_GMTN0797_17_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1057_GMTN0797_18_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1057_GMTN0797_19_2	15-Dec-21	15-Dec-21	USD150mn Floating Rate Notes due 15 December 2021	0.00	150,000,000.00
USD 1057_GMTN0797_20_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1057_GMTN0797_21_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1057_GMTN0797_22_2	15-Dec-21	15-Dec-21	USD500mn Floating Rate Notes due 15 December 2021	0.00	500,000,000.00
USD 1057_GMTN0797_23_2	15-Dec-21	15-Dec-21	USD250mn Floating Rate Notes due 15 December 2021	0.00	250,000,000.00
USD 1057_GMTN0797_24_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1057_GMTN0797_25_2	15-Dec-21	15-Dec-21	USD525mn Floating Rate Notes due 15 December 2021	0.00	525,000,000.00
USD 1057_GMTN0797_26_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1057_GMTN0797_27_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1057_GMTN0797_28_2	15-Dec-21	15-Dec-21	USD150mn Floating Rate Notes due 15 December 2021	0.00	150,000,000.00
USD 1057_GMTN0797_29_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1057_GMTN0797_30_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
USD 1057_GMTN0797_31_2	15-Dec-21	15-Dec-21	USD100mn Floating Rate Notes due 15 December 2021	0.00	100,000,000.00
			USD - TOTAL	**0.00**	**5,470,000,000.00**

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
ZAR						
ZAR	1458_GMTN1175_00_2	6-Oct-21	6-Oct-21	ZAR1.75bn 3.90% Notes due 6 October 2021	0.00	1,750,000,000.00
ZAR	1471_GMTN1190_00_2	15-Nov-21	15-Nov-21	ZAR500mn 3.92% Notes due 15 November 2021	0.00	500,000,000.00
ZAR	1478_GMTN1195_00_2	22-Nov-21	22-Nov-21	ZAR750mn 4% Notes due 22 November 2021	0.00	750,000,000.00
ZAR	1491_GMTN1206_00_2	8-Dec-21	8-Dec-21	ZAR100m 4.25% Notes due 8 December 2021	0.00	100,000,000.00
ZAR	1519_GMTN1234_00_2	5-Nov-21	5-Nov-21	ZAR3.5bn 4.50% Notes due 5 November 2021	0.00	3,500,000,000.00
ZAR	1558_GMTN1270_00_2	16-Oct-21	16-Oct-21	ZAR1.750bn 4.48% Notes due 16 October 2021	0.00	1,750,000,000.00
ZAR	1569_GMTN1280_00_2	13-Nov-21	13-Nov-21	ZAR750mn 4.58% Notes due 13 November 2021	0.00	750,000,000.00
ZAR	1570_GMTN1281_00_2	18-Nov-21	18-Nov-21	ZAR750mn 4.55% Notes due 18 November 2021	0.00	750,000,000.00
ZAR	1576_GMTN1286_00_2	7-Dec-21	7-Dec-21	ZAR250mn 4.95% Notes due 7 December 2021	0.00	250,000,000.00
				ZAR - TOTAL	**0.00**	**10,100,000,000.00**

[a] Fully terminated on indicated Redemption Date

[b] Amortized notional on indicated Redemption Date

<u>RESOLUTION</u>

GLOBAL BORROWING AUTHORIZATION FOR 2022

WHEREAS

The Asian Development Bank (ADB) has determined to borrow funds in 2022;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1.   ADB is hereby authorized to undertake borrowings from time to time during 2022 and, for this purpose, (i) to create and sell issues of obligations with final maturities of one day or more from the date of issue (Bonds), and (ii) to undertake direct borrowings of funds for terms of one day or more (Direct Borrowings) in accordance with the provisions of this Resolution. For the avoidance of doubt, Bonds may provide for early redemption at any time prior to final maturity, and Direct Borrowings may provide for prepayment at any time prior to the end of their term.

(i)   The aggregate amount of proceeds of Bonds and Direct Borrowings authorized by this Resolution shall not exceed the equivalent of United States dollars forty-two billion ($42,000,000,000).

(ii)   For the purposes of subparagraph (i) above, the United States dollar equivalent of the proceeds of each issue of Bonds or Direct Borrowings with final maturities of less than one year or which is no longer outstanding within 2022, shall not be counted under the authorized borrowing program limit.

(iii)   For the purposes of subparagraph (i) above, the United States dollar equivalent of the proceeds of each issue of Bonds and each Direct Borrowing shall be determined on the basis of the exchange rate prevailing on the date the Bonds or the Direct Borrowing are priced.

2.   The President or any Vice-President is authorized to approve each issue of Bonds and each Direct Borrowing. The Treasurer is authorized to approve (i) each issue of Bonds under the Global Medium-Term Note program involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $5.0 billion equivalent per issue; and (ii) each issue of Bonds under any local currency Medium-Term Note program, and each issue of Bonds (not under the Global Medium-Term Note program and any local currency Medium-Term Note program) denominated in currencies that ADB has previously issued in, involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $2.0 billion equivalent per issue. In this connection, the President, any Vice-President, or the Treasurer, as the case may be, is authorized to determine, to the extent relevant, in respect thereof:

(i)   currency and principal amount;
(ii)   amount of proceeds;
(iii)   market(s);
(iv)   title and form;
(v)   price;
(vi)   issuance date(s);
(vii)   drawdown date(s);
(viii)   maturity date(s);

(ix)	interest rate(s) and interest payment date(s); and
(x)	any other applicable terms and conditions, and to do any and all such other acts as the President, any Vice-President, or the Treasurer, as the case may be, shall deem necessary or advisable to carry fully into effect the transactions authorized by this Resolution.

3.   ADB is further authorized to undertake borrowings from time to time during the same period to refinance its existing borrowings. The President, any Vice-President, or the Treasurer, as the case may be, is authorized to approve each such refinancing transaction and to make, in respect of each such refinancing transaction, the determinations contemplated by para. 2 above. Such refinancing transactions shall not be subject to the limitation set forth in para. 1 above.

4.   Except as provided in this Resolution or as the President or a Vice-President may otherwise determine, the Borrowing Regulation of ADB shall apply to Bonds, Direct Borrowings, and refinancing transactions authorized by this Resolution.

5.   The Board of Directors will be notified of the terms of each bond issue completed on a quarterly basis.

6.   Formal action in connection with any specific borrowing hereunder shall be subject to the approvals of the governments of the countries concerned, as required by Article 21(i) of the Agreement Establishing the Asian Development Bank.

RESOLUTION

GLOBAL AUTHORIZATION FOR SWAP TRANSACTIONS IN 2022

WHEREAS

The Asian Development Bank (ADB) intends to enter into currency swap, interest rate swap, and repurchase transactions in 2022;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1.   ADB is hereby authorized to undertake from time to time during 2022 any currency swap transactions, interest rate swap transactions, cross-currency rate swap transactions, repurchase transactions, and transactions of a similar nature (each, a swap transaction) in accordance with the provisions of this Resolution.

2.   The President or any Vice-President may approve the undertaking of any swap transaction in connection with any of ADB's borrowings and asset and liability management transactions with such party or parties and on such terms and conditions as the President or any Vice-President shall determine. The Treasurer may approve the undertaking or termination of any swap transaction in connection with (i) ADB's borrowings under the Global Medium-Term Note program involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $5.0 billion equivalent per borrowing; (ii) ADB's borrowings under any local currency Medium-Term Note program, and ADB's other borrowings (not under the Global Medium-Term Note program and any local currency Medium-Term Note program) denominated in currencies that ADB has previously issued in, involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $2.0 billion equivalent per borrowing; and (iii) ADB's asset and liability management transactions, involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $1.0 billion equivalent per transaction, in each case with such party or parties and on such terms and conditions as the Treasurer shall determine.

3.   Any Authorized Representative (as hereinafter defined) may, in the name and on behalf of ADB, (i) sign and deliver any agreement or document providing for any swap transaction approved by the President, any Vice-President, or the Treasurer, as the case may be, in accordance with para. 2 above; and (ii) execute and deliver all such other documents and do all such other acts as he or she shall deem necessary or advisable in order to carry fully into effect the authority granted him or her under this Resolution.

4.   For the purposes of para. 3, the approval and determinations of the President, a Vice-President, or the Treasurer, as the case may be, shall be conclusively evidenced by execution by an Authorized Representative of any agreement or other document providing for such swap transaction.

For the purposes of this Resolution, "Authorized Representative" means

(i)   any of the following officers of ADB: the President, a Vice-President, the Treasurer; the General Counsel; Head, Office of Risk Management; the Deputy Treasurer; the Deputy General Counsel; an Assistant Treasurer; an Assistant General Counsel; Advisor, Office of the Head, Office of Risk Management and Head, Treasury and Operational Risk Unit, Office of Risk Management; a Principal Treasury Specialist; Principal Risk Management Specialist; a Principal Counsel; and a Senior Risk Management Specialist; and

(ii)   in reference to any particular swap transaction undertaken in connection with ADB's borrowings and asset and liability management transactions, any person who may be designated in writing by the President or a Vice-President as an Authorized Representative for the purposes of this Resolution, or any provision thereof, with respect to such swap transaction.